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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                             NuPro Innovations Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   670575109
                                 --------------
                                 (CUSIP Number)

                                Luba Veselinovic
                            NuPro Innovations, Inc.
                        5151 E. Broadway Blvd, Suite 730
                                Tucson, AZ 85711
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 670575109                                           PAGE 2 OF 7 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Luba Veselinovic
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,799,213
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     440,970
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,799,213
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     440,970
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,240,183
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.68%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 670575109                                           PAGE 3 OF 7 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Krida Overseas Investments Trading Limited
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Cyprus
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,784,213
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,784,213
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,784,213
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.07%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 670575109                                           PAGE 4 OF 7 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Elke Veselinovic
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     440,970
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,799,213
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       440,970
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,799,213
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,240,183
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.68%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, $.001 par value (the "Common Stock") of NuPro Innovations Inc. (the "Company"). The principal executive offices of the Company are located at 5151 E. Broadway Boulevard, Suite 730, Tucson, Arizona 85711.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Luba Veselinovic, a Canadian citizen. Mr. Veselinovic's business address is 5151 E. Broadway, Suite 730, Tucson, Arizona 85711. Mr. Veselinovic is the Chief Executive Officer and President of the Company and is the husband of Elke Veselinovic. The address of the Company is 5151 E. Broadway, Suite 730, Tucson, Arizona 85711. Mr. Veselinovic has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mr. Veselinovic has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     This Schedule 13D is also being filed by Krida Overseas Investments Trading Limited, a Cyprus holding company ("Krida Overseas"), whose principal address is c/o NuPro Innovations Inc. 5151 E. Broadway, Suite 730, Tucson, Arizona 85711. Krida Overseas has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Krida Overseas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Krida Overseas is controlled by Luba Veselinovic, President and Chief Executive Officer of the Company.

     This Schedule 13D is also being filed by Elke Veselinovic, a Canadian citizen. Mrs. Veselinovic's business address is 5151 E. Broadway, Suite 730, Tucson, Arizona 85711. Mrs. Veselinovic is Treasurer of the Company and is also the wife of Luba Veselinovic. The address of the Company is 5151 E. Broadway, Suite 730, Tucson, Arizona 85711. Mrs. Veselinovic has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Mrs. Veselinovic has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which would make her subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Luba Veselinovic (through Krida Overseas) acquired the shares of Common Stock in connection with the Company's acquisition of substantially all of the assets of TrucTech, Inc., a Georgia corporation, effective as of December 1,
1998. In addition, Mr. Veselinovic also holds an option to purchase 15,000 shares of Common Stock of the Company acquired in consideration for his service on the Company's Advisory Council.

     Krida Overseas acquired the shares of Common Stock in connection with the Company's acquisition of substantially all of the assets of TrucTech, Inc., a Georgia corporation, effective as of December 1, 1998.

     Elke Veselinovic (through the Veselinovic Children's Trust) acquired the shares of Common Stock in connection with the Company's acquisition of substantially all of the assets of TrucTech, Inc., a Georgia corporation, effective as of December 1, 1998. In addition, Mrs. Veselinovic also holds an option to purchase 25,000 shares of Common Stock of the Company acquired in consideration for her service on the Company's Board of Directors.

ITEM 4. PURPOSE OF TRANSACTION

     Luba Veselinovic (through Krida Overseas) holds the Common Stock described herein for investment purposes.

     Krida Overseas holds the Common Stock described herein for investment purposes.

     Elke Veselinovic (through the Veselinovic Children's Trust) holds the Common Stock described herein for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Luba Veselinovic beneficially owns an aggregate of 3,240,183 shares consisting of (i) 2,784,213 shares owned by Krida Overseas, which Mr. Veselinovic controls, and as a result, Mr. Veselinovic holds dispositive and voting power with respect to such securities, (ii) 15,000 shares held pursuant to a stock option, (iii) 415,970 shares owned by the Veselinovic Children's Trust (Elke Veselinovic is the trustee of the Veselinovic Children's Trust and holds dispositive and voting power with respect to such securities), and (iv) 25,000 shares pursuant to a stock option held by Elke Veselinovic, or approximately 25.68% of the Company.

     Krida Overseas beneficially owns an aggregate of 2,784,213 shares, or approximately 22.07% of the Company.

     Elke Veselinovic beneficially owns an aggregate of 3,240,183 shares consisting of (i) 415,970 shares owned by the Veselinovic Children's Trust (Mrs. Veselinovic is the trustee of the Veselinovic Children's Trust and holds dispositive and voting power with respect to such securities), (ii) 25,000 shares pursuant to a stock option held by Mrs. Veselinovic, (iii) 2,784,213 shares owned by Krida Overseas, which Luba Veselinovic controls, and as a result, Mr. Veselinovic holds dispositive and voting power with respect to such securities, and (iv) 15,000 shares held pursuant to a stock option, or approximately 25.68% of the Company.

     (b) Mr. Veselinovic has the sole power to vote and to dispose of the 2,799,213 shares.

     Elke Veselinovic has the sole power to vote and to dispose of the 440,970 shares.

     (c) Except as set forth in Item 3, neither Mr. Veselinovic, Mrs. Elke Veselinovic nor Krida Overseas has effected any transaction in securities of the Company during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In May 1999, Luba Veselinovic entered into an agreement (on behalf of Krida Overseas and the Veselinovic Children's Trust) with Gary Fitchett, personally and on behalf of the Fitchett Family Trust, Pinecrest Consultants, Inc., and Management Synergistics to purchase 1,000,000 shares of the Company's Common Stock controlled by Mr. Fitchett for the aggregate price of $500,000. Upon closing of the transaction, which has not occurred to date, $250,000 of the purchase price is payable with the remaining $250,000 balance payable by a promissory note to be co-signed by Luba Veselinovic and the Company. The parties anticipate that the promissory note will be payable according to the following schedule:

                                       MONTHLY           ANNUAL
                                       -------           ------
                 Year one             $  2,500         $ 30,000
                 Year two                5,000           60,000
                 Year three              7,500           90,000
                 Year four              10,000           70,000
                                                       --------
                                                       $250,000
                                                       ========

     In the event that the note is not fully paid by August 31, 2004, the 500,000 shares shall be returned to Mr. Fitchett.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Agreement dated May 24, 1999 between Luba Veselinovic, personally, and NuPro Innovations Inc. and Gary A. Fitchett, personally and on behalf of Fitchett Family Trust, Pinecrest Consultants, Inc. and Management Synergistics.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Luba Veselinovic
------------------------------------------
Luba Veselinovic

KRIDA OVERSEAS INVESTMENTS TRADING LIMITED

By: /s/ Luba Veselinovic
   ---------------------------------------
Name: Luba Veselinovic
Its:  Authorized Representative

/s/ Elke Veselinovic
------------------------------------------
Elke Veselinovic

Dated:  February 17, 2000

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)